UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$4,255,930.00	100%	$4,255,930.00	$580.51 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $128,308.60 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remains unused. $580.51 of that amount is being offset against the registration fee for this offering and $127,728.09 for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-178202

The notes are being issued by Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page P-4 of product supplement ARN-4.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$4,255,930.00
Underwriting discount	$0.20	$85,118.60
Proceeds, before expenses, to SEK	$9.80	$4,170,811.40

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June 27, 2013

425,593 Units

$10 principal amount per unit

Term Sheet No. 57

CUSIP No. 01020G702

SEK

Pricing Date June 27, 2013

Settlement Date July 5, 2013

Maturity Date September 3, 2014

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return

Maturity of approximately 14 months

3-to-1 upside exposure to increases in the Index, subject to a capped return of 15.00%

1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

All payments occur at maturity and are subject to the credit risk of SEK

No periodic interest payments

Limited secondary market liquidity, with no exchange listing

Enhanced Return

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Summary

The Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return due September 3, 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return (the “Index”) is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ARN-4, dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000090342311000577/sec-424b3_1128.htm

▪	Prospectus and prospectus supplement, each dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000110465911066385/a11-30399_1f3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to SEK.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return (Bloomberg symbol: “MLCXPMPE”).
Starting Value:	253.1338
Ending Value:

The closing level of the Market Measure on the scheduled calculation day occurring shortly before the maturity date. The calculation day is subject to postponement in the event of Market Disruption Events, as described on page P-15 of product supplement ARN-4.

Capped Value:	$11.50 per unit of the notes, which represents a return of 15.00% over the Original Offering Price.
Calculation Day:	August 26, 2014
Participation Rate:	300%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-14.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.50. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only.

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Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300%, and the Capped Value of $11.50 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
60.00		-40.00%	$6.000		-40.000%
70.00		-30.00%	$7.000		-30.000%
80.00		-20.00%	$8.000		-20.000%
90.00		-10.00%	$9.000		-10.000%
94.00		-6.00%	$9.400		-6.000%
97.00		-3.00%	$9.700		-3.000%
100.00	(1)	0.00%	$10.000		0.000%
103.00		3.00%	$10.900		9.000%
106.00		6.00%	$11.500	(2)	15.000%
110.00		10.00%	$11.500		15.000%
120.00		20.00%	$11.500		15.000%
130.00		30.00%	$11.500		15.000%
140.00		40.00%	$11.500		15.000%
150.00		50.00%	$11.500		15.000%
160.00		60.00%	$11.500		15.000%

(1)

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 253.1338, which was the closing level of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

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Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:   100.00

Ending Value:      80.00

$10 ×	(80)	= $8.00	Redemption Amount per unit
100

Example 2

The Ending Value is 102.00, or 102.00% of the Starting Value:

Starting Value:   100.00

Ending Value:    102.00

$10 +	[	$10 × 300% ×	(102 – 100)	]	= $10.60 Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:   100.00

Ending Value:    130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.50 per unit
100

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” section beginning on page P-4 of product supplement ARN-4, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the SEC on February 27, 2013, and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the components of the Index.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-14 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes.

▪

The business, hedging and trading activities of MLPF&S and its affiliates (including trades in components included in the Index) and any hedging and trading activities MLPF&S or its affiliates engage in for their clients’ accounts may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to the commodities or futures contracts included in, or tracked by, the Index.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index may adversely affect the value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material Summary Tax Consequences” below and “Material U.S. Federal Income Taxation Considerations” beginning on page P-19 of product supplement ARN-4.

In addition to these risk factors, it is important to bear in mind that the notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK.

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Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Additional Risk Factors

There is no assurance that the methodology of the Index will result in the Index accurately reflecting the market performance of futures contracts for precious metals.

The methodology and criteria used to determine the composition of the Index, the weights of the Index Components (as defined below), and the calculation of the level of the Index are designed to enable the Index to serve as a measure of the performance of the precious metals market. It is possible that the methodology and criteria of the Index will not accurately reflect the performance of these commodities and that the trading of, or investments in, products based on or related to the Index, such as the notes, will not correlate with that performance.

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities.

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical precious metal commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Index and not to the spot prices of the Index Commodities. An investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index, and therefore the market value of the notes.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the market value of the notes.

The notes include the risk of concentrated positions in the precious metals sector.

The Index Commodities underlying the Index Components are concentrated in a single sector, precious metals. An investment in the notes may therefore carry risks similar to a concentrated investment in the precious metals sector. Accordingly, a decline in the value of these commodities would adversely affect the level of the Index. By investing in the notes, you will not benefit from the diversification which could result from an investment linked to commodities in multiple sectors.

There are risks associated with investing in notes linked to the value of precious metals.

The prices of precious metals, and futures contracts for precious metals, are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of most precious metals are generally quoted), interest rates and precious metal borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Precious metal prices may also be affected by

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

industry factors such as industrial and jewelry demand, lending, sales and purchases of these metals by the official sector, including central banks and other governmental agencies and multilateral institutions which hold these metals, levels of production, technological changes, and production costs, and short-term changes in supply and demand because of trading activities in the applicable markets. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology for determining the composition and calculation of the Index or changes in laws or regulations may affect the market value of the notes.

Merrill Lynch Commodities, Inc. (the “Index Manager”), which is one of our subsidiaries, retains the discretion to modify the methodology for determining the composition and calculation of the level of the Index at any time. The Index Manager reserves the right to modify the methodology and calculation of the Index from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the level of the Index. This may decrease the market value of the notes and the Redemption Amount.

In addition, the values of the Index Components or Index Commodities could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts, or other official bodies. Any event of this kind could adversely affect the level of the Index and, as a result, could adversely affect the market value of the notes.

The notes are linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus — Excess Return (Bloomberg symbol “MLCXPMPE”), not the Merrill Lynch Commodity index eXtraSM Precious Metals Plus -Total Return (Bloomberg symbol “MLCXPMPT”).

The notes are linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus — Excess Return (Bloomberg symbol “MLCXPMPE”), which we refer to in this term sheet as the “Index”. The Index reflects both price movements as well as roll yields. By comparison, the Merrill Lynch Commodity index eXtraSM Precious Metals Plus — Total Return includes commodity price movements, a roll-return component, and a U.S. Treasury-bill return component to measure fully collateralized commodity futures investment. Because the notes are linked to the Index and not the Merrill Lynch Commodity index eXtraSM Precious Metals Plus — Total Return, the Redemption Amount will not reflect the total return feature.

Additional conflicts of interest may exist.

Merrill Lynch, Pierce, Fenner & Smith Limited, is the Index Publisher, and the Calculation Agent for the notes, and its affiliate Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles and their responsibilities with respect to the Index could give rise to conflicts of interest. Even though the Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. The Index Publisher and the Index Manager will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount. In making any determination with respect to the Index, neither the Index Publisher nor the Index Manager is required to consider your interests as a holder of the notes.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as the Index Manager and its active role in trading commodities and derivatives instruments based upon the components of the Index.

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Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its makeup, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Manager and the Index Publisher. The Index Manager and the Index Publisher have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index Manager and the Index Publisher discontinuing publication of the Index are discussed in the section entitled “Description of the Notes — Discontinuance of the Market Measure” beginning on page P-15 of product supplement ARN-4. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

Merrill Lynch Commodity index eXtraSM Precious Metals Plus — Excess Return

The Index (Bloomberg symbol “MLCXPMPE”) was launched in March 2008 and is a modified version of the Merrill Lynch Commodity index eXtra (the “MLCX”), as further described below. The Index differs from the MLCX in that it consists of a limited number of Index Components, does not track all of the Market Sectors (as defined below) tracked by the MLCX and contains two Index Components (palladium and platinum) that are not included in the Precious Metals Market Sector. Instead, the Index provides long only exposure to exchange-traded futures contracts linked to a limited number of precious metals Index Commodities. Those contracts are rolled over from 2nd month contracts into 3rd month contracts scheduled for delivery over a 15 business day period each month prior to the month in which a contract expires.

The Index is comprised of the following four Index Components, and their respective weightings for 2013 in the Index (rounded to two decimals) are as follows:

Index Component	Weight
Gold	50.81%
Platinum	27.65%
Palladium	12.35%
Silver	9.19%

The Index is calculated by the Index Publisher based on the official settlement or similar prices for the applicable Index Components. The Index Manager applies the daily percentage change in the prices of the Index Components to the prior trading day’s level of the Index in order to calculate the current level of the Index. The Index is calculated in the manner described in the MLCX Handbook, as modified to reflect the precious metals exchange-traded futures contracts and weightings that the Index measures.

“Merrill Lynch Commodity index eXtraSM” is a service mark of Merrill Lynch & Co., Inc., an affiliate of MLPF&S.

The MLCX

The MLCX was created by the Index Manager and the Index Publisher in 2006 and is designed to provide a benchmark for the performance of the commodity market and for investment in commodities as an asset class. The MLCX is comprised of futures contracts on physical commodities. As the exchange traded futures contracts that comprise the MLCX approach the month before expiration, they are replaced by contracts that have later expiration dates. This process is referred to as “rolling.” The MLCX rolls over a 15-index business day period each month.

The Index Manager constructed the MLCX based primarily on the liquidity of the futures contracts that comprise the MLCX and the value of the global production of each related commodity. The Index Manager believes that these criteria allow the MLCX to reflect the general significance of the commodities (the “MLCX Commodities”) in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other commodities represented by the MLCX). The MLCX composition and weights are typically determined once a year and applied once at the start of each year in January. The methodology for determining the composition, weighting, or value of the MLCX and for calculating its level is subject to modification by the Index Manager and the Index Publisher, respectively, at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCX from time to time, if it believes that modifications are necessary or appropriate.

Construction

The MLCX was created using the following four main principles:

1. Liquidity — The futures contracts included in the MLCX should be sufficiently liquid to accommodate the level of trading needed to support the MLCX. The selection mechanism is therefore based primarily on liquidity.

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Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

2. Weighting — The weight of each futures contract in the MLCX should reflect the value of the global production of the related commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting.”

3. Market Sectors — Each Market Sector should be adequately represented in the MLCX and the weights should be adjusted to maintain the integrity of the Market Sectors.

4. Rolling — Futures contracts that comprise the MLCX are rolled during a fifteen day period to limit the market impact that such contract rolls could have.

The MLCX contains six market sectors identified by the Index Manager: (1) energy; (2) base metals; (3) precious metals; (4) grains & oil seeds; (5) livestock; and (6) soft commodities & others (each a “Market Sector”). Each Market Sector is represented in the MLCX by a minimum of two and a maximum of four futures contracts, selected based on liquidity.

Exchange Selection

The Index Manager has selected a set of exchanges, on the basis of liquidity, geographical location, and commodity type (the “Selected Exchanges”), from which the contracts included in the MLCX will be selected. To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The four exchanges currently are: (1) the New York Mercantile Exchange (the “NYMEX”) (NYMEX and COMEX Divisions); (2) the Chicago Mercantile Exchange (the “CME”) (CME and Chicago Board of Trade (CBOT) Divisions); (3) the London Metals Exchange (the “LME”); and (4) the ICE Futures exchange (the “ICE”) (ICE and New York Board of Trade (NYBOT) Divisions).

Contract Selection

Eligibility

To be an “Eligible Contract,” a commodity futures contract must satisfy all of the following requirements:

•	it must be denominated in U.S. dollars;

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•

detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the MLCX, provided that the Index Manager may determine to include a contract with less than two years of data;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearinghouse) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the MLCX only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be included in the MLCX if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the MLCX and/or to realize the objectives of the MLCX. Every year, the Index Manager compiles a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the MLCX.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s “Total Trading Volume” (“TTV”) and the value of that trading volume. The “Total Trading Volume” with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract (as defined below) for an MLCX contract on each Trading Day (as defined below) during the twelve-month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for that contract: LIQ = TTV × CS × ARP.

Once the LIQ is determined, the Eligible Contracts are listed in order of their LIQ, from highest to lowest. Each MLCX Market Sector must be represented by a minimum of two and a maximum of four Eligible Contracts. The MLCX will only include the Eligible Contracts with the greater LIQs. The “Redundant Contracts,” which are less liquid Eligible Contracts representing the same MLCX commodity, are excluded. For instance, the list of futures contracts that comprise the MLCX includes an Eligible Contract on Brent crude oil but excludes a contract on WTI crude oil as a Redundant Contract.

The selection of Eligible Contracts and determination of the futures contracts that comprise the MLCX occur once a year. The results for the following calendar year will be announced before the first NYMEX Business Day (as defined below) of November. “NYMEX Business Day” is any day that the NYMEX rules define as a trading day.

Based on this selection process, the MLCX may include from 12 to 22 commodity futures contracts.

Weighting

The Index Manager determines the weight of each contract on the basis of the global production value of the related commodity, provided that the contract reflects global prices for that commodity. In some cases, however, the futures contracts that comprise the MLCX only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the MLCX, the Index Manager has aggregated U.S., Canadian, Mexican, and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the MLCX to production of cattle and hogs in the United States, instead of using global production weights. Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of commodities such as crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the MLCX Commodities accordingly.

Rolling

Each MLCX contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month of each contract, which reduces the impact that the roll might have on the market. The rolling of contracts is effected on the same days for all MLCX contracts, regardless of exchange holiday schedules, emergency closures, or other events that could prevent trading in such contracts, although the Index Manager reserves the right to delay the rolling of a particular contract under extraordinary circumstances. If an MLCX contract is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Market Sectors

The weight of any given Market Sector in the MLCX is capped at 60% of the overall MLCX. A minimum weight of 3% is applicable to each Market Sector. Although the MLCX is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control for risk.

The weights of the Market Sectors for 2013 are:

Market Sector		Weight
Energy		60.00%
Grains & Oil Seeds		16.37%
Base Metals		9.70%
Soft Commodities & Others		5.74%
Precious Metals		5.18%
Livestock		3.00%

MLCX Contract	Market Sector	Weight
Brent	Energy	34.19%
Gasoil	Energy	12.38%
Gasoline – RBOB	Energy	11.83%
Corn	Grains & Oil Seeds	6.15%

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Wheat	Grains & Oil Seeds	5.37%
Copper	Base Metals	5.10%
Gold	Precious Metals	4.39%
Soybeans	Grains & Oil Seeds	3.34%
Aluminum	Base Metals	2.87%
Sugar	Soft Commodities & Others	2.81%
Live Cattle	Livestock	1.99%
Cotton	Soft Commodities & Others	1.65%
Natural Gas	Energy	1.60%
Soybean Oil	Grains & Oil Seeds	1.51%
Coffee	Soft Commodities & Others	1.29%
Lean Hogs	Livestock	1.01%
Nickel	Base Metals	0.92%
Zinc	Base Metals	0.81%
Silver	Precious Metals	0.79%

MLCX Oversight

The Merrill Lynch Commodity Index Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch & Co., Inc., assists the Index Manager and the Index Publisher in connection with the application of the MLCX principles, advises the Index Manager and the Index Publisher on the administration and operation of the MLCX, and makes recommendations to the Index Manager and the Index Publisher as to any modifications to the MLCX methodology that may be necessary or appropriate. The Advisory Committee meets once a year and may meet more often at the request of the Index Manager and the Index Publisher. The Advisory Committee advises the Index Manager and the Index Publisher with respect to the inclusion or exclusion of any of the exchanges and contracts in the MLCX, any changes to the composition of the MLCX or in the weights of the futures contracts that comprise the MLCX, and any changes to the calculation procedures applicable to the MLCX. The Advisory Committee acts solely in an advisory and consulting capacity. All decisions relating to the composition, weighting, or value of the MLCX are made by the Index Manager and the Index Publisher.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through May 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 253.1338.

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

License Agreement

Merrill Lynch & Co., Inc. and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK of the right to use the Index in connection with certain securities, including the notes. Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher, and Merrill Lynch Commodities, Inc., as Index Manager, make no representation or warranty, express or implied, to depositors or any member of the public regarding the advisability of purchasing notes, particularly, or the ability of the Index to track general commodity market performance. The Index is determined, composed and calculated by the Index Publisher and the Index Manager without regard to the notes. The Index Publisher and the Index Manager have no obligation to take the needs of the depositors into consideration in determining, composing or calculating the Index. The Index Publisher and the Index Manager are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the notes to be issued. The Index Publisher and the Index Manager have no obligation or liability in connection with the administration and marketing of the notes.

MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED, AS INDEX PUBLISHER, AND MERRILL LYNCH COMMODITIES, INC., AS INDEX MANAGER, IN THEIR CAPACITY AS INDEX SPONSORS WITH RESPECT TO THE INDEX, DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PURCHASERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding SEK or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General” beginning on page P-4 and “Use of Proceeds and Hedging” on page P-22 of product supplement ARN-4.

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Material Summary Tax Consequences

You should read carefully the discussion under the section entitled “Material U.S. Federal Income Taxation Considerations” beginning on page P-19 of product supplement ARN-4.

An investment in the notes includes the following U.S. federal income tax consequences:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Market Measure.

•

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement ARN-4) generally will recognize capital gain or loss upon maturity or upon a sale, exchange, or redemption of the notes prior to maturity, and will not be required to recognize current income prior to maturity or prior to such sale or exchange. Capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•

There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes. Accordingly, no assurance can be given that the IRS or any court will agree with this characterization and tax treatment. Under alternative characterizations of the notes, it is possible, for example, that the notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. In addition, proposed changes in law or administrative guidance (including changes with respect to the taxation of derivatives contracts and commodities positions) could materially affect the tax treatment of the notes. As a result, the timing and character of income on the notes could differ materially from the above description. For example, it is possible that a holder of the notes could be required to accrue income over the term of the notes and/or recognize ordinary gain or loss upon maturity of the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Validity of the Notes

In the opinion of Cleary Gottlieb Steen & Hamilton LLP, when the notes offered by this term sheet have been executed and issued by SEK and authenticated by the Trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be legal, valid and binding obligations of SEK, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this term sheet and is limited to matters governed by the federal laws of the United States of America and the laws of the State of New York. With respect to matters governed by the law of Sweden, including the valid existence of SEK, its corporate power to issue the notes and its due authorization of all necessary action in connection with such issuance and its performance of related obligations including execution and delivery, we have relied on the opinion dated November 28, 2011 of Advokatfirma Vinge KB, Swedish counsel to SEK, which has been filed as exhibit number 5(a) to SEK’s Registration Statement on Form F-3 dated November 28, 2011. In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents and our reliance on SEK and other sources as to certain factual matters, as stated in the opinion dated November 28, 2011, which has been filed as exhibit number 5(b) to SEK’s Registration Statement on Form F-3 dated November 28, 2011. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a currency other than U.S. dollars. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Commission thereunder.

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Precious Metals Plus – Excess Return, due September 3, 2014

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-16